Exhibit 99.1

ISSUANCE OF DEBENTURES

Belo Horizonte, Brazil, October 9, 2025 – Afya Limited (Nasdaq: AFYA; B3: A2FY34) (“Afya” or the “Company”), the leading medical education group and medical practice solutions provider in Brazil, announced today that its wholly owned subsidiary Afya Participações S.A. (“Afya Brazil”), has approved today the first issuance of book-entry commercial notes, in two series, for private placement, (the “Commercial Notes”), to be sold to Opea Securitizadora S.A. (“Opea”), a Brazilian securitization corporation pursuant to Section 45 of Brazilian Law No. 14,195/2021, as amended. Opea will issue a debenture backed by the Commercial Notes on the same terms and conditions.

The aggregate principal amount of the Commercial Notes is R$1,500.0 million, divided into two series, the first of which in the aggregate amount of R$500.0 million (the “First Series”) and the second in the aggregate amount of R$1,000million (the “Second Series”). The Commercial Notes are intended to be issued on October 15, 2025. The First Series will mature on October 15, 2028 and the Second Series will mature on October 15, 2030.

The interest rate applicable to the First Series and Second Series will be equal to the Brazilian daily interbank deposit rate (Depósito Interfinanceiro) plus a spread of 0.70% and 0.85% per year, respectively, based on 252 (two hundred and fifty-two) business days.

The Commercial Notes will be guaranteed by the following subsidiaries of the Company: Companhia Nilza Cordeiro Herdy de Educação e Cultura, Instituto de Ensino Superior do Piauí S.A. and Sociedade Educacional e Cultural Sergipe Del Rey Ltda.

Afya intends to use the net proceeds from the Commercial Notes issuance for general corporate purposes, including, but not limited to: (i) the execution of the optional full early redemption of Afya Brazil’s first issuance of debentures; (ii) the repurchase of the Series A perpetual convertible preferred shares, providing the prepayment in full of the outstanding balance owed by the Company to SBLA Hold Co; and (iii) liability management and optimization of our indebtedness profile in the ordinary course of business

This press release is distributed for informative purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor does it constitute an invitation or solicitation to participate in the offering of the Commercial Notes.

About Afya Limited (Nasdaq: AFYA, B3: A2FY34)

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering medical practice solutions to help doctors enhance their healthcare services through their whole career.

Investor Relations Contact:

Afya Limited

ir@afya.com.br

Source: Afya Limited